FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	June	…………………………………………………… ,	2012

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-…………………

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date…	June 19, 2012	By ……/s/………… Toshihide Aoki ………
(Signature)*

Toshihide Aoki
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice Regarding Market Purchase of Own Shares and Completion of Acquisition

June 18, 2012

Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 [Tokyo (First section) and other Stock Exchanges]

Inquiries: Toshihide Aoki General Manager Consolidated Accounting Division Finance & Accounting Headquarters +81-3-3758-2111

Notice Regarding Market Purchase of Own Shares and Completion of Acquisition

(Under the provisions of its Articles of Incorporation

pursuant to paragraph 2, Article 165 of the Corporation Law of Japan)

Canon Inc. announced that it has acquired its own shares as follows, under Article 156, as applied pursuant to paragraph 3, Article 165, of the Corporation Law, and that it has completed the acquisition resolved at its Board of Directors meeting held on June 4, 2012.

Details of acquisition

1. Type of shares acquired:	Shares of common stock

2. Total number of shares acquired:	15,853,100 shares

3. Total cost of acquisition:	49,999,827,500 yen

4. Period of acquisition:	From June 5, 2012 to June 15, 2012

5. Method of acquisition:	Purchased on the Tokyo Stock Exchange

(Reference)

Details of acquisition as resolved at the Board of Directors meeting held on June 4, 2012

(1) Type of shares to be acquired:	Shares of common stock

(2) Total number of shares to be acquired:	Up to 17.0 million shares

(Equivalent to 1.4% of outstanding shares (Excluding treasury stock))

(3) Total cost of acquisition:	Up to 50 billion yen

(4) Period of acquisition:	From June 5, 2012 to July 27, 2012